BioHarvest Announces Completion of Stage 1 Development for CDMO Contract with Nasdaq-Listed Pharmaceutical Company

Successful Progression Validates Botanical Synthesis Platform for a Variety of Molecule Types

Rehovot, Israel - May 12, 2025 - BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, today announced that the Company’s previously announced CDMO contract with a Nasdaq-listed pharmaceutical company has progressed from Stage 1 to Stage 2 – providing further validation of the versatility of the Company’s Botanical Synthesis platform to develop active pharmaceutical compounds while concurrently paving the road for potential future volume manufacturing.

Stage 1 of the contract, launched in early 2024, focused on sourcing the required plants to develop a compound used to produce an approved  drug product. Completion of Stage 1 indicates that the BioHarvest research team successfully isolated the cells of the target plant and mirrored, magnified and multiplied those cells in petri dishes using the Company’s proprietary Botanical Synthesis platform.

Stage 2 involves the delivery of a sufficient amount of biomass to be tested for suitability and involves the development of optimal growing conditions in liquid media. Upon successful completion, the company would transfer to small and medium-scale production and ultimately enter production of commercial volumes of the target compound.

Ilan Sobel, Chief Executive Officer of BioHarvest Sciences, said: “This marks the first CDMO project to advance to Stage Two, and we are excited to continue working with a valued pharmaceutical partner on a high-impact therapeutic drug product. This milestone validates the versatility of our Botanical Synthesis platform to deliver scalable, cost-effective alternatives to traditional compound sourcing. Stage One success also reinforces our position as a trusted partner for pharma, nutrition, and nutraceutical players seeking next-generation plant-based solutions. We expect this achievement to accelerate additional CDMO opportunities as we help shape the future of therapeutics.”

Dr. Zaki Rakib, Chairman and President of the CDMO Division, concluded: “Stage One carries the highest technical risk, requiring extensive AI-assisted research. Completing it successfully proves our platform can address a broad range of molecule families. Stage Two will focus on scaling biomass and refining compound concentration, and carries a much higher probability of success. Importantly, this project sharpened our analytical capabilities and validated our in-house AI tools, which will now support all future CDMO engagements.”

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. There is no assurance that signed research agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized. There is no assurance of future contracts. Readers are cautioned that additional contracts or increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHST@mzgroup.us